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                                                                   Exhibit 99.01

                                                            Company's Prospectus
                                                                  April 22, 1996
                                                                 Pages 90 and 91




A number of cases have been filed against several insurance companies and industry organizations relating to service fee charges and premium calculations on certain workers' compensation insurance. Certain subsidiaries of the Company are defendants in South Carolina ex rel. Medlock v. National Council on Compensation Insurance ("NCCI"), an action filed by the Attorney General of South Carolina in August 1994 in the Court of Common Pleas, County of Greenville, South Carolina; Four Way Plant Farm v. NCCI, a purported class action filed in September 1994 in the Circuit Court for Bullock County, Alabama; and NC Steel, Inc. v. NCCI, a purported class action filed in November 1993 in the Superior Court Division of the General Court of Justice, Wake County, North Carolina. In these cases, the plaintiffs generally allege that the administration of each state's workers' compensation assigned risk pool conspired with servicing carriers for the pool to collect excessive fees in violation of state antitrust and/or unfair trade practice laws. The plaintiffs seek unspecified compensatory, treble and/or punitive damages and injunctive relief. The Company believes it has meritorious defenses and intends to contest the allegations. In NC Steel, Inc. v. NCCI, the defendants' motion to dismiss was granted in February 1995, and the plaintiffs have appealed to the North Carolina Court of Appeals. In April 1994, certain subsidiaries of [the Company] were named as additional defendants in a purported class action pending in the 116th District of Dallas County, Texas, entitled Weatherford Roofing Company v. Employers National Insurance Company. The plaintiffs in this case allege that the workers' compensation carriers in Texas have conspired to collect excessive or improper premiums in violation of state insurance laws, antitrust laws and/or state unfair trade practices laws. The plaintiffs seek compensatory, treble and/or punitive damages as well as declaratory and injunctive relief. In a statutory demand letter, plaintiffs' counsel allege classwide compensatory damages, including interest through October 1994, of approximately $572 million. Since that time, court-approved settlements with certain other insurers have been based on single damage, or alleged overcharge, calculations which, if applied to Company-issued policies of class members, would yield single damages of $50 million or less. The Company believes it has meritorious defenses and intends to contest the allegations unless an attractive settlement opportunity arises.
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                                                       Company's Form 10-K
                                                       December 31, 1996
                                                       Pages 54 and 55
ITEM 3.  LEGAL PROCEEDINGS.

         For information concerning actions filed against several insurance companies and industry organizations relating to service fee charges and premium calculations on certain workers' compensation insurance, see the descriptions that appear in the paragraph that begins on page 90 and ends on page 91 of the Company's Prospectus dated April 22, 1996, the first paragraph on page 24 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and the first paragraph on page 25 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, which descriptions are incorporated by reference herein. A copy of the pertinent paragraphs of such filings is included as an exhibit to this Form 10-K. In NC Steel, Inc. v. NCCI, plaintiffs and defendants have appealed to the North Carolina State Supreme Court. In November 1996, Amundson & Associates Art Studio v. NCCI, et al. was removed to the U.S. District Court for the District of Kansas. In December 1996, a purported class action entitled Forman, Inc. v. NCCI, et al. was filed in Chancery Court, Marion County, Tennessee, with allegations similar to those in NC Steel and seeking unspecified monetary damages. In January 1997, two additional purported class actions, each entitled El Chico Restaurants, Inc. v. The Aetna Casualty and Surety Company, et al., were filed in Chancery Court, Davidson County,
Tennessee, and Superior Court, Richmond County, Georgia, respectively, with allegations similar to those in Weatherford Roofing Company v. Employers
National Insurance Company, which was settled in mid-1996. Plaintiffs seek unspecified monetary damages. In February 1997, one action was removed to the U.S. District Court for the Middle District of Tennessee and the other action was removed to the U.S. District Court for the Southern District of Georgia.
Also in January 1997, a purported class of Texas workers' compensation insureds filed a petition to intervene in a lawsuit pending since 1995 in District Court, Travis County, Texas, entitled Travelers Indemnity Company of Connecticut v. Texas Workers Compensation Insurance Facility. The pending lawsuit arose out of a fee dispute between certain subsidiaries of the Company and the administration of the Texas assigned risk pool. The proposed class challenges both the fees paid to servicing carriers for the pool from 1991 to 1993 and certain premium calculations on certain workers' compensation policies from 1991 forward. The Company believes it has meritorious defenses to these actions and intends to contest the allegations.
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                                                             Company's Form 10-Q
                                                             March 31, 1997
                                                             Page 21



ITEM 1.       LEGAL PROCEEDINGS.

                For information concerning actions filed against several insurance companies and industry organizations relating to service fee charges and premium calculations on certain workers' compensation insurance, see the descriptions that appear in the paragraph that begins on page 90 and ends on page 91 of the Company's Prospectus dated April 22, 1996, the first paragraph on page 24 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, the first paragraph on page 25 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and the paragraph that begins on page 54 and ends on page 55 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which descriptions are incorporated by reference herein. A copy of the pertinent paragraphs of such filings is included as an exhibit to this Form 10-Q. In April 1997, the purported class of Texas workers' compensation insurers that filed a petition to intervene in Travelers Indemnity Company of Connecticut v. Texas Workers Compensation Insurance Facility withdrew its claims against the Company's subsidiaries. However, in May 1997, such purported class filed a second amended petition in intervention alleging substantially the same claims as the original petition but covering the periods from 1992 through 1994.